Exhibit 99.1

NEWS RELEASE & Q2 INTERIM REPORT FOR IMMEDIATE RELEASE	05-016 Date: July 27, 2005 Contact: Investor/Media Relations: Richard Downey Director, Investor Relations Phone (403) 225-7357

Agrium achieves record results for the quarter and the first half	Christine Gillespie Investor Relations Manager Phone (403) 225-7437 Contact us at: www.agrium.com
ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the second quarter of 2005 were a record $133-million ($0.99 diluted earnings per share), an increase of 80 percent over net earnings of $74-million ($0.52 diluted earnings per share) for the same period in 2004. Net earnings for the first six months of the year were a record $157-million ($1.18 diluted earnings per share), almost double 2004 net earnings of $85-million ($0.60 diluted earnings per share) for the same period. This quarter marks the sixth consecutive quarter of year-over-year earnings improvement.
Our Wholesale per tonne margins increased year-over-year for all three of our major product groups of potash, nitrogen and phosphate. Higher selling prices due to tight supply/demand fundamentals and increased sales into higher margin regions more than offset increases in raw material costs. Total sales volumes in our Wholesale businesses for the first half of 2005 exceeded those of the first half of 2004. Sales volumes for the quarter were similar to the previous year as lower opening inventories constrained sales. We ended the second quarter with very low inventories for most products.
Results from our Retail business kept pace with last year’s record performance with increases in seed, crop protection products and fertilizer sales. We benefited from our geographical diversification as positive results from our U.S.-based retail operations offset lower South American retail margins. South American retail results are expected to improve in the second half as the region enters its spring season and we begin to realize the full benefit of the integration of the newly acquired South American retail assets.
“Once again, we achieved strong results from all business segments, and expect our strong performance to continue,” said Mike Wilson, Agrium’s President and CEO. “We increased the profitability of all our major Wholesale products, and our Retail business matched its record performance of last year. We succeeded in securing more gas for Kenai, and we continue to pursue opportunities to expand our distribution business such as our recent announcement to acquire Imperial Oil’s Western Canadian fertilizer distribution assets. We generated $160-million in cash from operations in the quarter and used $40-million of cash to repurchase two million common shares.”

Fundamentals for all three nutrients remain strong with limited new capacity coming on stream for the balance of the year. Crop prices have improved over the last few months, which should be positive for the upcoming fall season. We are issuing guidance for the year of $2.20 to $2.40 diluted earnings per share, or $1.02 to $1.22 for the second half of 2005.
KEY DEVELOPMENTS
•	In the second quarter, we generated EBITDA of $262-million. Both nitrogen and potash margins averaged close to $100/tonne in the second quarter with phosphate margins improving to $61/tonne. In addition to prices being driven by tight supply/demand, this is also partly as a result of redirecting sales into higher margin regions. Retail, potash and phosphate contributed over $140-million of EBITDA in the first half of 2005.

•	Our overall natural gas cost for the second quarter was $4.38/MMBtu, a reflection of our lower cost gas in Alberta, Argentina and Alaska, as well as our successful hedging program. For the remainder of 2005, approximately 60 percent of our gas is advantaged either through gas hedges or through low-cost international gas contracts.

•	On July 14, 2005, we successfully concluded natural gas contract negotiations that will enable us to extend operations of our Kenai, Alaska nitrogen facility for another year. As of November 2005, Agrium will operate one ammonia plant and one urea plant at this site.

•	In June, we reached an agreement in principle with Imperial Oil to acquire its Western Canadian fertilizer distribution assets at over 190 sites for $22-million. This agreement includes exclusive fertilizer supply agreements with the independent operators of these locations. The transaction is expected to close in the third quarter of 2005, subject to a definitive purchase and sale agreement and due diligence. We recently received regulatory approval for this transaction.

•	We continue to be recognized for corporate governance and responsibility, and in June were named one of the Best 50 Corporate Citizens in Canada by Corporate Knights. Corporate Knights ranks companies in five categories: environment; international stakeholder relations and human rights; product safety and business practices; community relations; and employee relations and diversity in the workplace.

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